UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549

                     FORM 12b-25

             NOTIFICATION OF LATE FILING

SEC FILE NUMBER
10:   0 - 19000


13:   CUSIP NUMBER
14:   417525102


17:  (Check One):  ___  Form 10-K    ___  Form 20-F    ___ Form 11-K
                        X    Form  10-Q    ___  Form N-SAR


     [    ]  Transition Report on Form 10-K
     [    ]  Transition Report on Form 20-F
     [    ]  Transition Report on Form 11-K
     [    ]  Transition Report on Form 10-Q
     [    ]  Transition Report on Form N-SAR
     For the Transition Period Ended:

PART I - REGISTRANT INFORMATION

New Harvest Capital Corporation
Full Name of Registrant

Harvest Capital Corporation
Former Name if Applicable

225 West 37th Street
Address of Principal Executive Office (Street and Number)

New York, New York  10018
City, State and Zip Code

PART II -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant
to Rule 12b-25(b), the following should be completed.
(Check if appropriate)      X
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE

State below in reasonable detail the reasons why the Form
10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)
Financial information is not finalized.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

73:    Richard S. Kalin, Esq. (212)239-8900
74:    (Name)  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
     If the answer is no, identify report(s).

                                          Yes   X                No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earningsstatements to be
    included in the subject report or portion thereof?
                                          Yes                    No  X

90:   NEW HARVEST CAPITAL CORPORATION
91:   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:  /s/Joseph L. Murphy
                                                        Joseph L. Murphy,
                                                        President